SECURITIES AND EXCHANGE COMMISSION


                                WASHINGTON, D.C.  20549




                                      FORM 11-K





                  X  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934 (Fee Required)

                     For the fiscal year ended       December 31, 1993


                     TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

                     For the transition period from             to

                      Commission file numbers: 1-3464 (Kentucky  Utilities Co.)
                                               1-10944 (KU Energy Corp.)


                     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                                           KENTUCKY UTILITIES COMPANY
                                           EMPLOYEE SAVINGS PLAN



                     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                                             KU ENERGY CORPORATION
                                           KENTUCKY UTILITIES COMPANY

                                           ONE QUALITY STREET
                                           LEXINGTON, KENTUCKY  40507

                              KENTUCKY UTILITIES COMPANY

                                      FORM 11-K

               ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION
                         FOR THE YEAR ENDED DECEMBER 31, 1993



                                  TABLE OF CONTENTS


                                                                          Page

      Report of Independent Public Accountants  . . . . . . . . . .          3

      Statement of Financial Position - December 31, 1993 . . . . .          4

      Statement of Financial Position - December 31, 1992 . . . . .          5

      Statement of Changes in Participants' Equity for the year ended
          December 31, 1993 . . . . . . . . . . . . . . . . . . . .          6

      Statement of Changes in Participants' Equity for the year ended
          December 31, 1992 . . . . . . . . . . . . . . . . . . . .          7

      Statement of Changes in Participants' Equity for the year ended
          December 31, 1991 . . . . . . . . . . . . . . . . . . . .          8

      Notes to Financial Statements   . . . . . . . . . . . . . . .       9-15

      Signature Page  . . . . . . . . . . . . . . . . . . . . . . .         16

      Exhibit "A" Consent of Independent Public Accountants . . . .         17


      Schedule I, Schedule II and Schedule III have been omitted because the required information is shown in the financial statements

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



      To the Kentucky Utilities Company
       Employee Savings Plan Committee:



            We have audited the accompanying statements of financial position of Kentucky Utilities Company Employee Savings Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in participants' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1993 and 1992, and the changes in participants' equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.





                                                      /s/ Arthur Andersen & Co.
                                                      ARTHUR ANDERSEN & CO.
      Chicago, Illinois
      June 9, 1994

                                                     KENTUCKY UTILITIES COMPANY
                                                        EMPLOYEE SAVINGS PLAN

                                                   STATEMENT OF FINANCIAL POSITION
                                                          DECEMBER 31, 1993


                                                                     Protected   S&P 500 Equity  Company Common  Participant
       Assets                                            Total     Income Fund     Index Fund      Stock Fund        Loans


       Government Obligations (3,406,100 units of NCC
         Funds) at cost of $1.00 per unit
         (approximates market value)................  $ 3,406,100   $3,141,701     $   23,980     $    23,509     $  216,910

       Equity Investments (183,457 units of Vanguard
         Index Trust-500 Portfolio) at an average
         market value of $43.830 per unit (aggregate
         cost of $7,338,050)........................    8,040,901            -      8,040,901               -              -
       Investment in Common Stock of KU Energy
         Corporation (528,289 shares) at quoted
         market price of $29.000 (aggregate cost
         of $12,971,978)............................   15,320,381            -              -      15,320,381              -
       Notes Receivable from Participants ..........    1,010,995            -              -               -      1,010,995

       Other Investment ............................          146            -            146               -              -
       Accounts Receivable:
         Employee Contributions ....................      249,555       27,225         80,120         142,210              -
         Employer Contributions ....................      101,396       11,153         32,065          58,178              -
         Dividends and Interest ....................       94,522        7,256         86,400             415            451

       Total Accounts Receivable ...................      445,473       45,634        198,585         200,803            451
       Total Assets ................................  $28,223,996   $3,187,335     $8,263,612     $15,544,693     $1,228,356


       Liabilities and Participants' Equity
       Participants' Equity ........................  $28,223,996   $3,187,335     $8,263,612     $15,544,693     $1,228,356

       Total Liabilities and Participants' Equity ..  $28,223,996   $3,187,335     $8,263,612     $15,544,693     $1,228,356


       The accompanying Notes to Financial Statements are an integral part of these statements.

                                                   KENTUCKY UTILITIES COMPANY
                                                      EMPLOYEE SAVINGS PLAN

                                                    STATEMENT OF FINANCIAL POSITION
                                                        DECEMBER 31, 1992


                                                                     Protected   S&P 500 Equity  Company Common   Participant
      Assets                                              Total    Income Fund     Index Fund      Stock Fund         Loans


      Government Obligations (3,148,120 units of The
        Thoroughbred Group) at cost of $1.00 per unit
        (approximates market value) ...............   $ 3,148,120   $2,740,368     $  118,583     $   179,496       $109,673

      Equity Investments (148,180 units of Vanguard
        Index Trust-500 Portfolio) at an average
        market value of $40.970 per unit (aggregate
        cost of $5,827,985) .......................     6,070,932            -      6,070,932               -              -
      Investment in Common Stock of KU Energy
        Corporation (409,431 shares) at quoted
        market price of $28.125 (aggregate cost
        of $9,085,522) ............................    11,515,247            -              -      11,515,247              -
      Notes Receivable from Participants ..........       512,494            -              -               -        512,494

      Accounts Receivable:
        Employee Contributions ....................       199,188       26,978         67,722         104,488              -
        Employer Contributions ....................        53,357        7,214         17,884          28,259              -
        Dividends and Interest ....................        21,604        6,020         14,962             411            211
      Total Accounts Receivable ...................       274,149       40,212        100,568         133,158            211

      Total Assets ................................   $21,520,942   $2,780,580     $6,290,083     $11,827,901       $622,378

      Liabilities and Participants' Equity

      Participants' Equity ........................   $21,520,942   $2,780,580     $6,290,083     $11,827,901       $622,378
      Total Liabilities and Participants' Equity ..   $21,520,942   $2,780,580     $6,290,083     $11,827,901       $622,378




      The accompanying Notes to Financial Statements are an integral part of these statements.

                                                  KENTUCKY UTILITIES COMPANY
                                                      EMPLOYEE SAVINGS PLAN

                                             STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                                                     YEAR ENDED DECEMBER 31, 1993


                                                                     Protected   S&P 500 Equity  Company Common   Participant
                                                          Total     Income Fund    Index Fund      Stock Fund        Loans


      Participants' Equity Beginning of Year ......   $21,520,942   $2,780,580     $6,290,083     $11,827,901     $  622,378
      Increases (Decreases) During the Year:

        Employee Contributions ....................     4,125,057      487,490      1,350,642       2,286,925              -

        Employer Contributions ....................     1,693,596      202,135        547,611         943,850              -
        Dividend Income ...........................       998,571            -        265,786         732,785              -

        Interest Income ...........................       141,094       79,511          3,088           6,588         51,907
        Participant Loans .........................             -     (134,683)      (314,094)       (396,024)       844,801

        Distributions to Terminated Participants ..      (894,535)    (252,047)      (214,493)       (423,963)        (4,032)
        Interfund Transfers .......................             -       24,349       (125,747)        388,096       (286,698)

        Realized Gains (Losses) on Investments ....       252,184            -            781         251,403              -
        Unrealized Gains (Losses) on Investments ..       387,087            -        459,955         (72,868)             -

      Total Increases (Decreases) During the Year .     6,703,054      406,755      1,973,529       3,716,792        605,978

      Participants' Equity End of Year ............   $28,223,996   $3,187,335     $8,263,612     $15,544,693     $1,228,356




      The accompanying Notes to Financial Statements are an integral part of these statements.

                                                   KENTUCKY UTILITIES COMPANY
                                                      EMPLOYEE SAVINGS PLAN

                                             STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                                                    YEAR ENDED DECEMBER 31, 1992



                                                                     Protected   S&P 500 Equity  Company Common   Participant
                                                         Total      Income Fund    Index Fund      Stock Fund        Loans


      Participants' Equity Beginning of Year ......   $16,565,179   $2,339,807     $4,818,630     $ 9,128,341      $ 278,401

      Increases (Decreases) During the Year:


        Employee Contributions ....................     3,623,231      528,681      1,263,992       1,830,558              -
        Employer Contributions ....................       762,218      111,053        267,856         383,309              -

        Dividend Income ...........................       675,759            -        103,244         572,515              -
        Interest Income ...........................       114,208       80,033          2,122           3,522         28,531

        Participant Loans .........................             -      (70,808)      (186,165)       (201,766)       458,739
        Distributions to Terminated Participants ..      (726,127)    (183,779)      (208,929)       (323,684)        (9,735)

        Participant Withdrawals ...................       (22,150)     (19,750)        (1,200)         (1,200)             -
        Interfund Transfers .......................             -       (4,657)        (4,815)        143,030       (133,558)

        Realized Gains (Losses) on Investments ....       175,132            -         30,946         144,186              -
        Unrealized Gains (Losses) on Investments ..       353,492            -        204,402         149,090              -

      Total Increases (Decreases) During the Year .     4,955,763      440,773      1,471,453       2,699,560        343,977

      Participants' Equity End of Year ............   $21,520,942   $2,780,580     $6,290,083     $11,827,901      $ 622,378



      The accompanying Notes to Financial Statements are an integral part of these statements.

                                                  KENTUCKY UTILITIES COMPANY
                                                      EMPLOYEE SAVINGS PLAN

                                             STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                                                    YEAR ENDED DECEMBER 31, 1991



                                                                     Protected       Equity      Company Common   Participant
                                                         Total      Income Fund       Fund         Stock Fund         Loans


      Participants' Equity Beginning of Year ......   $ 9,790,743   $1,587,213     $3,039,691      $5,017,541       $146,298

      Increases (Decreases) During the Year:


        Employee Contributions ....................     3,143,084      526,097      1,121,385       1,495,602              -
        Employer Contributions ....................       662,320      110,768        240,929         310,623              -

        Dividend Income ...........................       584,365            -        161,633         422,732              -
        Interest Income ...........................       137,948      103,897         12,840           4,053         17,158

        Participant Loans .........................             -      (43,449)       (86,881)        (65,081)       195,411
        Distributions to Terminated Participants ..      (407,704)     (44,519)       (57,309)       (298,570)        (7,306)

        Participant Withdrawals ...................        (1,424)      (1,424)             -               -              -
        Other Charges .............................          (517)           -           (517)              -              -

        Interfund Transfers .......................             -      101,224       (256,992)        228,928        (73,160)
        Realized Gains (Losses) on Investments ....      (265,998)           -       (320,559)         54,561              -

        Unrealized Gains (Losses) on Investments ..     2,922,362            -        964,410       1,957,952              -
      Total Increases (Decreases) During the Year .     6,774,436      752,594      1,778,939       4,110,800        132,103

      Participants' Equity End of Year ............   $16,565,179   $2,339,807     $4,818,630      $9,128,341       $278,401




      The accompanying Notes to Financial Statements are an integral part of these statements.

                              KENTUCKY UTILITIES COMPANY
                                EMPLOYEE SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS



        I.   DESCRIPTION OF THE PLAN

             The following description of the Kentucky Utilities Company Employee Savings Plan (the "Plan") is provided for general information purposes. Participants should refer to the Plan
             document  for   a  more   complete  description   of  the   Plan's
             provisions.

             A.  General

                 The Plan is a defined contribution plan that was established effective January 1, 1988, to provide eligible employees of Kentucky Utilities Company, its former wholly owned subsidiary, Old Dominion Power Company, and effective July 28, 1992, its parent holding company, KU Energy Corporation
                 (collectively, the "Employer"), as well as any Affiliated Employer to which the Plan has been extended by the Board of Directors and which adopts the Plan, a systematic means by which they may adopt a regular savings program and to provide Federal income tax benefits resulting from participation in the Plan. In addition, the Employer makes certain matching contributions to the account of each participating employee (the "Participant"). The Plan provides for the investment of employee and Employer contributions in certain funds and securities. A committee (the "Committee") appointed by the Board of Directors of Kentucky Utilities Company administers the Plan.

                 In March 1993, the Plan Trustee changed its name from First Kentucky Trust to National City Bank, Kentucky, and all of The Thoroughbred Group holdings were merged with NCC Funds, an open-end diversified management investment company affiliated with National City Bank; National City Bank, Columbus and National City Bank, Kentucky. Consequently, the Trust's holding in the U. S. Government Obligations Portfolio of The Thoroughbred Group was converted to a holding in the Government Portfolio of NCC Funds. The investment strategy of the Government Portfolio of NCC Funds is similar to the investment strategy previously used by the U. S. Government Obligations Portfolio of The Thoroughbred Group.

             B.  Summary of Accounting Policies

                 The Plan's financial statements are presented on the accrual basis. Investments in each of the various Investment Funds are reported at fair market value. All costs and expenses incurred in operating and administering the Plan may be paid by the Employer and any costs and expenses not paid by the Employer are paid from the assets of the Investment Funds. All transaction fees of an Investment Fund (including

                              KENTUCKY UTILITIES COMPANY
                                EMPLOYEE SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS



                 brokerage commissions) are paid from the assets of that Investment Fund.

             C.  Eligibility and Vesting

                 Each employee of the Employer who is receiving regular salary or wages and has completed a twelve-consecutive month period of at least 1,000 hours of employment is eligible to become a Participant.

                 The amounts in a Participant's account are fully vested at all times.

             D.  Contributions

                 The Plan permits a Participant to authorize the Employer to make contributions to the Plan through payroll reductions of 1% to 16%, in whole percentages only, of the Participant's compensation from the Employer. In addition, the Employer makes matching contributions, for each payroll period, in an amount equal to 50% (25% in years prior to 1993) of the amount contributed by each Participant for such payroll period. No Employer matching contribution is made with respect to Participant contributions in excess of 6% of the Participant's compensation in such payroll period. For purposes of the Plan, compensation is base pay, excluding overtime pay, shift differentials, commissions, pay-in-lieu of vacations, bonuses, performance incentive compensation, other special payments, and amounts in excess of $235,840, to be reduced to $150,000 effective with Plan Year 1994 (as adjusted in accordance with the Internal Revenue Code of 1986, as amended (the "Code")). The maximum amount that a Participant could contribute for calendar year 1993 was $8,994. This maximum may be adjusted for increases in the cost of living in accordance with the Code.

                 Contributions made under the Plan are transferred to a trustee within thirty days after the payroll period for which they are made. The amount paid to the trustee is credited to a separate account maintained for each Participant and is invested in one or more of the Investment Funds as directed by the Participant.

                 The Participant's account is adjusted as of each valuation date (each June 30 and December 31 of each Plan Year) to receive its proportionate share of the net increase or decrease in the value of each Fund's assets during the six-month period ending on such valuation date (see Subsequent Events).

                              KENTUCKY UTILITIES COMPANY
                                EMPLOYEE SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS



             E.  Distribution of Benefits

                 Upon termination of employment with the Employer for any reason, a Participant (or a Participant's beneficiary if termination is a result of the Participant's death) will be entitled to receive distribution of the Participant's account. Distribution will be made in a lump sum cash payment except that a Participant (or beneficiary) may request that all of the Participant's account invested in Common Stock in Fund C be distributed in whole shares of Common Stock with the value of any fractional shares and the amount not invested in Common Stock being paid in cash.

                 No withdrawals from a Participant's account are permitted while the Participant continues to be employed by the Employer except in cases of financial hardship. A withdrawal will be deemed to be on account of financial hardship only if the withdrawal is necessary in light of immediate and heavy financial needs of the Participant for the reasons specified in the Plan. The Committee will determine the existence of financial hardship and the amount required to be distributed to meet the need created by the hardship.

                 As of December 31, amounts withdrawn by Participants but not yet paid by the Plan were included in net assets available for plan benefits as follows:

                                                                      1993       1992     1991

                    Protected Income Fund  . . . . . . . . . .     $ 75,641  $226,596 $ 79,821
                    S & P 500 Equity Index Fund  . . . . . . .       37,020   135,776   34,026
                    Company Common Stock Fund  . . . . . . . .       48,711   242,370   75,844

                    Total                                          $161,372  $604,742 $189,691

        II.   INVESTMENTS

             The Plan provides the following Investment Funds:

             Fund A - Protected Income Fund

             Investments in Fund A are made primarily in the Government Portfolio of the NCC Funds, an open-end diversified management investment company affiliated with National City Bank; National City Bank, Columbus and National City Bank, Kentucky. The Government Portfolio invests in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and repurchase agreements relating to such obligations. The investment objective of the Government Portfolio is to seek as high a level of current income as is consistent with liquidity and stability of principal.

                              KENTUCKY UTILITIES COMPANY
                                EMPLOYEE SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS



             Fund B - Standard & Poor's 500 Equity Index Fund

             The Plan was amended effective January 1, 1992 so that Investment Fund B would be known as the "Standard & Poor's 500 Equity Index Fund." All amounts credited to Participants' accounts on the effective date were transferred to, and subsequent contributions to Fund B were invested in, the Vanguard Index Trust -- 500 Portfolio (the "Vanguard Index Trust").

             The investment objective of the Vanguard Index Trust is to match the investment performance of the Standard & Poor's 500 Composite Stock Price Index (the "Equity Index"), an index which emphasizes large-capitalization companies. The Vanguard Index Trust invests in all 500 stocks in the Equity Index in approximately the same proportions as they are represented in the Equity Index, and uses a "passive" or "indexing" investment approach in an attempt to duplicate the investment performance of the Equity Index through statistical procedures.

             Prior to January 1, 1992, investments in Fund B were made primarily in a well-diversified portfolio of equity issues in companies having outstanding shares of stock with a market value of $200 million or more selected by an investment manager chosen by the Company.

             Fund C - Company Common Stock Fund

             Investments in Fund C are made in shares of KU Energy Corporation Common Stock purchased from time to time in the open market.

             Fund D - Participant Loans

             Upon the application of a Participant, the Committee may, within certain limitations, direct the Trustee to make a loan to the Participant upon such terms as the Committee shall specify. In making loans, the Committee may consider only those factors which would be considered in a normal commercial setting by an entity in the business of making similar types of loans. Interest rates applicable to loans outstanding during 1993 ranged from 5% to 11.5%. Applications for loans must specify the Investment Fund(s), other than Fund D, against which the loan is to be charged. The amount of a Participant's outstanding loan is subtracted from his designated Investment Fund(s) and added to Fund D. Amounts received by the Trustee as a repayment of a loan and interest thereon are held in Fund D and invested in short-term investments until allocated, as of the following valuation date, to Investment Funds A, B or C in accordance with the Participant's investment election then in effect.

             Moneys in each of the Investment Funds may be held in cash or invested in short-term cash equivalents pending further investment or other disposition. All earnings attributable to an

                              KENTUCKY UTILITIES COMPANY
                                EMPLOYEE SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS



             Investment Fund are reinvested in that Investment Fund.

             Each Participant must file a written election ("investment election") with the Committee directing that contributions to the Participant's account be invested in any one or more of Funds A, B or C (in integral multiples of 10% of each contribution). Effective as of January 1 and July 1 of each year, a Participant may change investment elections among Funds A, B or C (in integral multiples of 10%) for amounts already contributed to and held in the Participant's account and/or future contributions (see Subsequent Events).

             The number of Participants in each of the Investment Funds as of December 31 was as follows (Participants may have participated in more than one of the funds):

                                                                1993        1992         1991
                    Fund A . . . . . . . . . . . . . . .         471         539          570

                    Fund B . . . . . . . . . . . . . . .       1,001       1,006        1,376

                    Fund C . . . . . . . . . . . . . . .       1,505       1,395        1,240


             Realized gains (losses) on investments based on cost determined on an average cost basis were as follows:

                                                        1993            1992          1991
                S & P 500 Equity Index Fund:
                  Proceeds from Dispositions        $2,152,957      $6,288,980    $6,373,841
                  Cost                               2,152,176       6,258,034     6,694,400
                    Net Gain (Loss)                 $      781      $   30,946    $ (320,559)

                Company Common Stock Fund:
                  Proceeds from Dispositions        $5,571,744      $3,246,107    $2,283,700
                  Cost                               5,320,341       3,101,921     2,229,139
                    Net Gain (Loss)                 $  251,403      $  144,186    $   54,561


             Unrealized gains (losses) on investments, computed as the change in the difference between cost and market value, at the end of each period were as follows:

                                                        1993            1992          1991
                S & P 500 Equity Index Fund:
                  December 31                       $  702,902      $  242,947    $   38,545
                  January 1                            242,947          38,545      (925,865)
                    Increase (Decrease)             $  459,955      $  204,402    $  964,410

                Company Common Stock Fund:
                  December 31                       $2,356,856      $2,429,725    $2,280,635
                  January 1                          2,429,725       2,280,635       322,683
                    Increase (Decrease)             $  (72,869)     $  149,090    $1,957,952

                             KENTUCKY UTILITIES COMPANY
                                EMPLOYEE SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS


      III.   PLAN TERMINATION

             No expiration date is provided in the Plan. The Board of Directors of Kentucky Utilities Company may at any time terminate, amend or modify the Plan, subject to certain rights of the Participants under the Plan. Upon termination of the Plan in its entirety, each Participant is entitled to receive, in accordance with the terms of the Plan, the entire balance in the Participant's account.

       IV.   FEDERAL INCOME TAX ASPECTS OF THE PLAN

             The  Plan  is  intended  to  operate  as  a  qualified  plan under
             Sections 401(a) and 401(k) of the Code. Qualification of the Plan means that a Participant will not be subject to Federal income taxes on amounts contributed to the Participant's account, or the earnings or appreciation thereon, until such amounts either are withdrawn by the Participant or are distributed to the Participant or to a beneficiary in the event of the Participant's death.

             The Unemployment Compensation Amendments of 1992, amended the Code with respect to eligible rollover distributions made after December 31, 1992. The Code now requires the Plan to withhold 20% Federal income taxes from eligible rollover distributions, but not to exceed the amount taken in cash, that are not directly rolled over to an individual retirement arrangement (IRA) or to certain other qualified employer plans. The taxable portion of distri-butions made from the Plan, prior to December 31, 1992, was subject to Federal income tax withholding unless the Participant elected otherwise. However, the maximum amount withheld did not exceed the amount of cash distributed.

             The tax consequences explained above are based on the assumption that the Plan is a qualified Plan under Sections 401(a) and 401(k) of the Code. The Plan obtained its latest determination letter dated July 7, 1989, in which the Internal Revenue Service stated that the Plan, as amended through October 19, 1988, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, Kentucky Utilities Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, Kentucky Utilities Company believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

             The foregoing is not intended to cover all tax aspects of Plan participation and is based upon current Federal tax laws and regula-tions. Since tax laws and regulations change from time to time, each Participant or beneficiary should consult with a tax advisor concerning specific tax consequences, including the application of state tax laws which may differ from Federal tax treatment.

      V.     SUBSEQUENT EVENTS

             The Plan was amended, effective January 1, 1994, to redefine the term "Valuation Date" such that the term shall mean each June 30 and December 31 of each Plan Year, except that after July 1, 1994, "Valuation Date" shall mean the last day of each calendar quarter ending thereafter. Each Participant's account in each of

                              KENTUCKY UTILITIES COMPANY
                                EMPLOYEE SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS



             the Investment Funds shall be adjusted, and accounting procedures as described in the Plan shall be performed, as of each Valuation Date as defined above.

             Effective July 1, 1994, two additional investment funds, referred to as Investment Funds E and F, shall be available to Participants. Prior to July 1, 1994, each Participant may file a written election with the Committee directing that contributions to the Participant's account be invested in any one or more of Funds A, B, C, E or F (in integral multiples of 10% of each contribution).

             Effective as of January 1 and July 1 of each year (or, effective on and after July 1, 1994, as of any January 1, April 1, July 1 or October 1) a Participant may change investment elections among Funds A, B, C, E or F (in integral multiples of 10%) for amounts already contributed to and held in the Participant's account and/or future contributions.

             Investments in Funds E and F shall be managed in accordance with the following general purposes:

             Fund E - Balanced Fund

             Investments in Fund E shall be known as the Balanced Fund and shall be invested primarily in a combination of government and corporate bonds and common stocks of the Vanguard Wellesley Income Fund.

             Fund F - Aggressive Growth Fund

             Investments in Fund F shall be known as the Aggressive Growth Fund and shall be made in the American Capital Emerging Growth Fund which invests primarily in stocks of small and medium-sized companies that are expected to grow significantly.

                                           SIGNATURE



           Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized.



                                          KENTUCKY UTILITIES COMPANY
                                          EMPLOYEE SAVINGS PLAN


     Date:  June 24, 1994             By: /s/ James M. Allison
                                          James M. Allison
                                          Chairman of the Employee Savings
                                          Plan Committee

                                                                      EXHIBIT A




                           CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



            As independent public accountants, we hereby consent to the incorporation by reference in the Company's previously filed Form S-8 Registration Statement of KU Energy Corporation and Kentucky Utilities Company (File No. 33-44234) of our report dated June 9, 1994, included in KU Energy Corporation and Kentucky Utilities Company's Form 11-K for the year ended December 31, 1993.




                                                  /s/ Arthur Andersen & Co.
                                                  ARTHUR ANDERSEN & CO.
      Chicago, Illinois
      June 24, 1994